This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

* * *

BRF S.A.

Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 15, 2025

1.     DATE, TIME, AND LOCATION: The meeting was held on 15 of May 2025, at 2:00 p.m., at the offices of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, No. 14,401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2.	CONVENING AND ATTENDANCE: Convening was waived due to the presence of all members of the Board of Directors, namely Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Pedro de Camargo Neto, and Mr. Márcio Hamilton Ferreira.

Also present were the following members of the Fiscal Council of the Company, in the form provided for in Article 163, § 3, of Law No. 6,404/1976 (“Brazilian Corporations Law”): Messrs. Antônio Mathias Nogueira Moreira, Ricardo Florence dos Santos and Alexandre Eduardo de Melo.

3.	CHAIR AND SECRETARY: Chair: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Heraldo Geres.

4.	AGENDA: (i) to analyze and approve the Company’s Quarterly Financial Information for the quarter ended March 31, 2025 (“1st ITR/2025”); (ii) to review, analyze, and discuss the recommendation of the Independent Special Committee (“Independent Committee”), established by a resolution of the Board of Directors approved at a meeting held on April 25, 2025, in accordance with CVM Guidance Opinion No. 35/2008, to analyze and negotiate the terms and conditions of the potential business combination transaction between BRF and Marfrig Global Foods S.A., a publicly traded company with its registered office in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, No. 1,560, Block 5 (Sabiá Tower), 3rd floor, Room 301, Vila Hamburguesa, CEP 05319-000, registered with the CNPJ/MF under No. 03.853.896/0001-40 (“MGF” and, together with the Company, “Companies”); (iii) to approve the “Plan of Merger of BRF S.A. Shares into Marfrig Global Foods S.A.” (“Plan of Merger”), to be executed between the Company and MGF, which sets forth the terms and conditions of the merger of all BRF shares issued by MGF (except those held by MGF), in accordance with Article 252 of Law No. 6,404/1976 (“Brazilian Corporations Law”) (“Merger”); (iv) to approve the Merger proposal, the effectiveness of which will be conditioned [to the verification (or waiver, as applicable) of the Condition Precedent (as defined in the Plan of Merger) and to the advent of the date on which the Merger will be deemed consummated, in the form of the Plan of Merger (“Closing Date”); (v) to ratify the appointment and engagement of the specialized company Apsis Consultoria Empresarial Ltda. (“Appraisal Company”), as responsible for preparing (a) the appraisal report, at market value, of the BRF shares to be merged into MGF (“Merger Appraisal Report”); (b) the appraisal report containing the calculation of the share exchange ratio for the non-controlling shareholders of BRF, based on the market value of the shareholders' equity of Marfrig and BRF, both evaluated according to the same criteria and as of December 31, 2024, at market price, in accordance with the provisions of article 264 of the Brazilian Corporations Law (“264 Appraisal Report”) (vi) approve the Merger Appraisal Report; (vii) approve 264 Appraisal Report; (viii) approve the convening of the Extraordinary General Meeting to deliberate on matters related to the Merger and the respective Management Proposal; (ix) authorize the Company’s Board of Directors to perform all necessary acts to implement the Merger and other matters subject to this Meeting.

5.	RESOLUTIONS: The members of the Company’s Board of Directors approved, unanimously and without reservations or restrictions, the drafting of these minutes in summary form and resolved, after reading, analyzing, and discussing the matters on the agenda, as follows:

5.1.	Regarding item “(i)” of the Agenda, the Board Members, unanimously and without any reservations or restrictions, and in accordance with the recommendation of the Audit and Integrity Committee, approved the 1st ITR/2025, accompanied by the management report, the explanatory notes and the opinion of the independent auditors;

5.2.	With respect to items “(ii)” to “(viii)” of the Agenda, the Board Members, in view of the information set forth in the Independent Committee’s recommendation report (“Report”) and in the Fairness Opinion prepared by Citigroup Global Markets, which acted as Financial Advisor to the Independent Committee, indicating that the conditions negotiated for the Merger by the Independent Committee with the special independent committee formed by MGF, relating to the exchange ratio with the payment of dividends and/or interest on equity in the amounts negotiated by the Committee, are fair from a financial standpoint, unanimously and without any reservations approved:

i.	The Independent Committee’s favorable recommendation for the implementation of the Merger, in compliance with the conditions resulting from the negotiation with the special independent committee formed by MGF, as reflected in the Plan of Merger;

ii.	The Plan of Merger, authorizing the Company’s Board of Directors to execute the said instrument jointly with MGF’s management;

iii.	The proposal for the Merger, the effectiveness of which will be subject to the verification (or waiver, as applicable) of the Condition Precedent (as defined in the Plan of Merger) and the advent of the Closing Date, as per the Plan of Merger;

iv.	The appointment and hiring of the Appraisal Company, as responsible for preparing the Merger Appraisal Report and the 264 Valuation Report;

v.	The Merger Appraisal Report;

vi.	The 264 Appraisal Report;

vii.	The calling of the Extraordinary General Meeting to deliberate on the matters related to the Merger and the respective Management Proposal;

viii.	The convening of an Extraordinary General Meeting to deliberate on matters related to the Share Incorporation and the respective Management Proposal;

5.3.	Regarding item “(ix)” of the Agenda, the Board Members, unanimously and without any reservations or restrictions, authorized the Company’s Board of Directors to perform the necessary acts to implement the Merger and other matters approved at this Meeting.

6. DOCUMENTS FILED WITH THE COMPANY: The documents related to the matters on the Agenda that support the decisions made by the members of the Board of Directors and/or the information provided during the meeting will be filed at the Company’s headquarters.

7. CLOSING: Having nothing further to discuss, the meeting was adjourned, and these minutes were prepared in summary form through electronic processing, read, and approved, and signed by all the Board Members present.

São Paulo, May 15, 2025.

Presiding:

/s/ Marcos Antonio Molina dos Santos	/s/ Heraldo Geres
Marcos Antonio Molina dos Santos President	Heraldo Geres Secretary

Board Members:

/s/ Marcos Antonio Molina dos Santos	/s/ Marcia Aparecida Pascoal Marçal dos Santos
Marcos Antonio Molina dos Santos	Marcia Aparecida Pascoal Marçal dos Santos

/s/ Sergio Agapito Lires Rial	/s/ Augusto Marques da Cruz Filho
Sergio Agapito Lires Rial	Augusto Marques da Cruz Filho

/s/ Flávia Maria Bittencourt	/s/ Marcos Fernando Marçal dos Santos
Flávia Maria Bittencourt	Marcos Fernando Marçal dos Santos

/s/ Eduardo Augusto Rocha Pocetti	/s/ Pedro de Camargo Neto
Eduardo Augusto Rocha Pocetti	Pedro de Camargo Neto

/s/ Márcio Hamilton Ferreira
Márcio Hamilton Ferreira